

OFFERING MEMORANDUM

facilitated by



# Coche Payaso LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| Name of Company | Coche Payaso LLC |
|---|---|
| State of Organization | NY |
| Date of Formation | 06/11/2018 |
| Entity Type | Corporation |
| Street Address | 716 Marcy Ave, Brooklyn NY, 11216 |
| Website Address | barfreda.com |

### (B) Directors and Officers of the Company

| Key Person | Thomas Olsen |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Managing Partner<br>2020 |
| Other business experience<br>(last three years) | *Managing Partner*<br><br>*Project Parlor 2018-present*<br><br>Thomas has been curating live music throughout New York City for upwards of 10 years including venues such as Maxwell's, The Knitting Factory, Bar Matchless, Sunnyvale and many more. Olsen currently serves as a managing partner at Bed Stuy bar Project Parlor a role he has been in since June of 2018. Olsen will be a managing partner and have responsibility for all music and events as well as serving as a key part of the marketing and branding of the establishment. |

| Key Person | Chester White |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Managing Partner<br>2020 |
| Other business experience<br>(last three years) | Charles has served in every role possible in the hospitality industry from bar backing and a line cook to manager, head engineer and much more, as well as extensive experience in theater, live sound and as a DJ and producer.<br><br>His 20+ years' experience in production and hospitality will allow him to easily step into any role within the bar as needed and ensure quality staffing on all levels of the business. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Thomas Olsen | 33% |
| Chester White | 40% |

## (D) The Company's Business and Business Plan

Location, and demographics

The management team intend to capitalize on and super serve the diversity of and rapid growth Ridgewood has seen over the past decade while also future proofing the concept to work to limit the risk presented by the uncertainty of the current moment.

The neighborhood itself has a wide variety of unique nightlife options but very few live entertainment venues, and almost none which combine a local bar with an entertainment venue hosting live music up to 7 nights a week.

Marketing plan

The marketing plan intends to rely on early hype building brand awareness via community outreach, word of mouth and online marketing from the moment we put hammer to nail.

While this is ongoing the booking team will secure 1-3 weeks of high-profile talent to launch the venue in a meaningful way. The ideal would be to secure artists who would not normally play a room of this size, working alongside brand partners and using a portion of start-up funds to ensure that the talent can be paid the proper fees while allowing the events to be accessible to a wide audience.

The team will after opening ensure marketing of all aspects of the business through social channels as well as working to secure top tear press coverage which will both be driven by the unique concept, and story of the team as young nightlife professionals but themselves avid consumers of nightlife in all forms.

Operations

The venue will continue to be staffed by experienced nightlife professionals, who will ensure the room runs like a well-oiled machine on all levels, with management responsibilities shared among the partners, to ensure constant accountability both to our team, and our patrons.

Where we stand today, goals, challenges and improvements

In year 2.5 years the bar has made solid progress in revenue, neighborhood brand awareness and consistency in booking, talent and  slowly growing sales.

We are currently hosting music most weeks 6 nights a week with an open mic  hosted by 3 local singer songwriters which has gained an incredibly dedicated following all it's own, often hosting upwards of 20 guests with nearly 40 on some of it's busier holiday themed events. DJS spin 3 nights in the upstairs bar usually on vinyl but that is quite flexible.  Our late summer cocktail program was a major success with a winter program in the works.

The Programming:

Music is booked 5-7 nights a week, as well as DJs spinning vinyl either late nights or during happy hour as is appropriate.

The bar has a daily happy hour with highly competitive prices with the intent of developing its own unique following amongst the creative communities surrounding its location. Prices will remain solidly approachable, with intent at launch to maintain no price point exceeding $15. The bar's beverage program and ability to develop relationships with brand partners will allow for maintaining a high profit margin without needing to price out its desired customer base.

The Bar:

The bar caters to the ever-evolving demographics of the neighborhood which has been masterfully executed by head bartender Jonah Gaetani as well as a highly curated locally focused draft list coupled with highly affordable bottles and cans. The idea for the upstairs bar is that someone can come in with $5 or $200 and have a good drink and experience.

Where possible the program will rely on local and regional selection avoiding, whenever possible, major brands to bring a focus to independent/craft spirits. "local music and local libations."

The team intends to look at their choice brands as partners working with them on pricing and partnerships where and whenever possible both to further market the brands that the bar puts support and energies behind as well as to maintain approachable price points.

There will be separate bars located upstairs and downstairs in the venue. The downstairs bar will focus on efficient drinks, can and bottled beer, shots, draft wine and 1 and 1 mixed drinks.

Bar Freda a bar, live music venue, and restaurant formed by a team of New York City Live music, nightlife, and entertainment Professionals, with a shared 35+ years of experience in all aspects of the management and operation of a nightlife establishment

The bar is truly is a labor of love for its founders, with the goal of bringing a world class experience to emerging and regional talent and audiences, while building community through a welcoming local bar. Their unwavering dedication to these goals have allowed the bar to get to this point and now they are turning to their neighbors, friends and communities to help supplement to get the bar to that next level which it is so close to.

Having opened during the height of pandemic inconsistency and customer trepidation set us back a way, being able to make larger payments towards back debt will allow for a far more reliable cash flow situation

Primary Use of Funds

- Renovate upstairs bar: will allow us to host more diverse dj parties, markets, food pop ups, etc. We will remove the current booth seating, replacing it with flexible smaller tables and comfortable seating.
- Add new liquor storage: will increase bulk purchase capability and improve cost efficiencies.
- Additional soundproofing to improve relationships with neighbors and host more late night events.
- Opening an additional downstairs bar to serve guests while the upstairs bar to further build its own identity, vibe, and culture.
- Increase street visibility with improved signage and physical marketing assets both inside and outside the venue.
- Secure a stronger financial baseline in order to increase the quality of talent booked.

About the team

The management and launch team consist of two highly experienced industry professionals and one investor.

TJ Olsen has been curating live music throughout New York City for upwards of 10 years including venues such as Maxwell's, The Knitting Factory, Bar Matchless, Sunnyvale and many more. Olsen currently serves as a managing partner at Bed Stuy bar [Project Parlor](#) a role he has been in since June of 2018. Olsen will be a managing partner and have responsibility for all music and events as well as serving as a key part of the marketing and branding of the establishment.

Chester White has served in every role possible in the hospitality industry from bar backing and a line cook to manager, head engineer and much more, as well as extensive experience in theater, live sound and as a dj and producer.

His 20+ years' experience in production and hospitality will allow him to easily step into any role within the bar as needed and ensure quality staffing on all levels of the business.

Blue Racoon LLC founded by the late Lindsay Sturm was an early investor and creative influence on the business in its early development Sturm was a music journalist and photographer who was on hand for some of the most iconic moments in the city's music and cultural evolution of the past 20 years with a focus on graffiti culture and the early – mid 2000s indie rock scene. Right before the new year she passed suddenly. In her memory a permanent installation of her photography of both New York city music and culture will be set up.

The Team

TJ Olsen, Managing Partner

TJ Olsen is a native New Yorker who's involvement in live music and night life dates back to his time at Seton Hall University in near by South Orange, NJ where he and his then room mate started curating, promoting and hosting live music events. Olsen went on to be a music journalist, as well as continuing to present shows at some of New York City's most respected venues through the 2000s, while working other odd jobs in tech and media. Olsen began working as a consultant to emerging independent musical talent and eventually became a partner at Project Parlor in Bed Stuy where he helped transform their events program and learnt the ins and outs of bar management.

Chester White, General Manager
Melissa Fanelli,
Jonah Gaetani, Head Bartender

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $45,000 |
|---|---|
| Offering Deadline | February 28, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $80,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Secure license for and build out a downstairs bar for weekends and busy events | $8,000 | $40,000 |
| Renovations of the main floor including more flexible seating, improvements to sound, lighting, windows and flooring. | $9,500 | $34,600 |
| Outstanding debt, costs and capital | $15,000 | $ |
| Additional soundproofing and technical improvements to the downstairs venue | $3,000 | $ |
| Building Additional Storage | $2,162 | $ |
| External signage and greater visibility | $2,000 | $ |
| online and old school gorilla marketing | $2,300 | $ |
| Mainvest Compensation | $3,037.5 | $5,400 |
| TOTAL | $44,999.5 | $80,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.0 - 3.6%[2] |
| Payment Deadline | 2028-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.7 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.21% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 3.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $45,000 | 2.0% |
| $53,750 | 2.4% |
| $62,500 | 2.8% |
| $71,250 | 3.2% |
| $80,000 | 3.6% |

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | TJ Olsen - Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 33% |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

| Name of Security | Chester White - Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 40% |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

| Name of Security | Blue Racoon LLC - Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 27% |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

## Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

## The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Thomas Olsen | 33% |
| Chester White | 40% |

## How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|----------|--------|---------------|---------------|------------------------|
| Landlord | $20,000 | 0% | | Back Rent - Payment Plan |

### (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

### (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

### (S) The Company's Financial Condition

Historical milestones

Bar Freda has been operating in it's current form since February of 2021 and has since achieved the following milestones:

- Opened for a soft opening on Oct. 31, 2020 and a second partial re-opening on February 14, 2021

- First live performance on June 23, 2021

- First sold out show July 2, 2022

- Achieved revenue of $36,692 in 2020, and as of December 1, 2022 has achieved sales of $221,928 in its first year of full service operations under current management.

- Under prior ownership in 2019 (from August through the end of the year) the bar's sales were $54,154 with cost of goods of $23,230

- In 2020 with limited and reduced service including partial closures, the bar's sales were $36,692 with costs of goods of $13,097 and a Gross profit of $23,595.

- In 2021 while still dealing with reduced service for the first few months of the year, and a deeply underperforming holiday season as a result of increased spread of Covid 19 the sales were $146,520 with costs of goods of $63,736 and a Gross profit of of $82,784.

Where we stand today

Since being able to begin functioning as originally intended with both the bar and venue open seven nights a week the bar has generally with a few slight exceptions seen continued increases in month to month revenue, with a solidly growing local crowd of regulars and semi-regulars as well as diverse, and well attended events program.

Other Outstanding debt

Due to opening during the Covid 19 pandemic, operating with significant challenges and the slow recovery Bar Freda has a debt load primarily existing of back rent owed to its landlord, and other costs which have been renegotiated over time. In addition to Bar Freda's outstanding debt and the debt raised on Mainvest, Bar Freda may require additional funds from alternate sources at a later date.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $436,300 | $564,000 | $576,000 | $600,000 | $618,000 |
| Cost of Goods Sold | $100,000 | $129,268 | $132,018 | $137,518 | $141,643 |
| Gross Profit | $336,300 | $434,732 | $443,982 | $462,482 | $476,357 |
| EXPENSES |  |  |  |  |  |
| Expenses | $100,000 | $129,268 | $132,018 | $137,518 | $141,643 |
| Operating Profit | $236,300 | $305,464 | $311,964 | $324,964 | $334,714 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $109,508.00 | $136,673.00 |
| Cash & Cash Equivalents | $0 | $7,552.00 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $146,520.00 | $5,587.00 |
| Cost of Goods Sold | $63,736.00 | $2,502.00 |
| Taxes Paid | $0 | $0 |
| Net Income | $-79,570.00 | $-11,708.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V